Atna Commences Drilling at the Beowawe Gold Project, Nevada

Vancouver, B.C.: December 1, 2004. Atna Resources, Ltd. (TSX:ATN) and Prospector Consolidated Resources (TSX-V:PRR) are pleased to announce that a drill program has begun at the Beowawe Gold Project, Eureka County, Nevada. Six to ten drill holes totaling 3,000 to 6,000 feet are planned to test widespread, anomalous epithermal gold and mercury mineralization near a deep-seated range front fault. The initial targets include:

  Near surface gold mineralization in samples from geothermal wells, which are reported to contain 2, hundred foot intervals of 7 grams and 5 grams gold. (Economic Geology, June/July issue, 1984).

  A series of 3 to 20-foot wide banded quartz-chalcedony veins and vein flooded breccias where previous shallow drilling intersected anomalous gold, and

  Geophysical (IP-Resistivity) anomalies detected in the alluvial covered pediment on the range front structure north of the exposed vein system.
The Beowawe property is over 4,600 acres of land in an area being actively explored by a number of companies including Placer Dome, Victoria Resources, White Knight, and Nevada Pacific. The property is near other epithermal gold deposits, including Klondex Gold’s Fire Creek project, where they recently announced a drill intercept of 25 feet grading 2.5 oz/ton gold and Newmont’s Mule Canyon mine, which contained over a million ounces of gold.

The Beowawe gold project is a venture agreement between Atna and Prospector Consolidated Resources Inc. (Press release July 19, 2004). Prospector will be operator and will contract Atna to manage and execute the program.

This press release was prepared under the supervision and review of William Stanley, V.P. Exploration of Atna, a Licensed Geologist, and Qualified Person with the ability and authority to verify the authenticity and validity of information contained within this news release.

For further information contact:

ATNA RESOURCES LTD.
Deanna McDonald, Geologist & Corporate Communications Manager
Tel: (604) 684-2285; Fax: (604) 684-8887
E-mail: dmcdonald@atna.com
http://www.atna.com